Vapor Group, Inc. 3901 SW 47th Avenue Suite 415 Davie, Florida 33314 Phone (954) 792-8450

October 7, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Lyn Shenk Branch Chief

Re:	Vapor Group, Inc. Form 10-K for Fiscal Year Ended December 31, 2014 Filed March 31, 2015 File No. 000-51159

Ladies and Gentlemen:

This letter is in response to your comment letter, dated September 24, 2015, (the “Comment Letter”), addressed to me as Chief Executive Officer of Vapor Group, Inc. (the “Company”) wherein comments were made pertaining the Company’s Form 10-K for Fiscal Year Ended December 31, 2014, filed March 31, 2015 (the “Annual Report”).

Please be advised that the Company will provide a written response to the comments in Comment Letter not later than Monday, October 19, 2015.

Also, for your information, the Company is currently actively amending the Annual Report which will be filed under Form 10K/A, “Amendment No. 1” in order to address (a) the accounting issues as stated in its Current Report on Form 8-K, dated and filed May 20, 2015, under “Item 4.02 - Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review”, and (b) the comments in the Comment Letter. (The “Restatement”)

Thank you.

Very truly yours, Vapor Group, Inc.

By:	/s/ Dror Svorai
Dror Svorai, CEO